UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Medical Resources, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   58461Q102
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                                 (CUSIP Number)

                               Mel Personti-O'Neill
                    920 King Street, Wilmington, Delaware 19801
                                 (302)888-7502
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 September 30, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D
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CUSIP No.  58461Q102                                                  Page 2 of 5 Pages
---------------------------------------                   -----------------------------------------

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
1          NAME OF REPORTING PERSON
           HHH Investments Limited Partnership, a Delaware limited partnership


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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
                                                                                            (b)|X|
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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           Affiliate

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|



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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware, United States of America

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     Number of          7       SOLE VOTING POWER          (1) 443,333.33 SHARES OF COMMON STOCK
                                                           (2)  NONE
       Shares        ------------------------------------------------------------------------------
    Beneficially        8       SHARED VOTING POWER        443,333.33 SHARES OF COMMON STOCK
      Owned by       ------------------------------------------------------------------------------
        Each            9       SOLE DISPOSITIVE POWER     (1) 443,333.33 SHARES OF COMMON STOCK
     Reporting                                             (2) NONE
       Person        ------------------------------------------------------------------------------
        With           10       SHARED DISPOSITIVE POWER   443,333.33  SHARES OF COMMON STOCK
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (1) and (2): 443,333.33 SHARES OF COMMON STOCK

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |x|



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13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)

           4.75 % of Common Stock Outstanding as of February 23, 1999

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14         TYPE OF REPORTING PERSON*

           Partnership

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                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

Cusip:  58461Q102                                            Page 3 of 5 Pages

                                  ATTACHMENT

ITEM 1.     SECURITY AND ISSUER

     This report relates to the Common Stock with $.01 par value of Medical Resources, Inc. (the "Company") whose principal office is located at 155 State St, Hackensack New Jersey 07601.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Name: HHH Investments Limited Partnership

      (b)   Business Address: 920 King St., Wilmington, DE 19801

      (c)   Present Principal Occupation: None

      (d)   Convictions:      None

      (e)   Suits and Proceedings:  None

      (f)   Citizenship:      U.S.A.

Cusip: Cusip:  58461Q102                                   Page 4 of 5 Pages

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The general partner of the reporting person is HHH Investments Corporation, a Delaware corporation, with a 1% beneficial interest. The president of the general partner is Francis D. Hussey, Jr. The stock of the general partner is entirely owned by Francis D. Hussey, Jr. and Mary Pat Hussey, as an estate by the entireties.

     The limited partners of the reporting person are as follows: Francis D. Hussey, Jr. and Mary Pat Hussey, as an estate by the entireties, with a 24% beneficial interest; F. Desmond Hussey III with a 25% beneficial interest; Sean
M. Hussey with a 25% beneficial interest; and Anne C. Hussey with a 25% beneficial interest.

     The acquisition of the securities owned by the reporting person, described previously, was based on assignment from Magnetic Scans, Inc., a Florida corporation. Magnetic Scans, Inc. is owned by the following persons: Francis D. Hussey, Jr. and Mary Pat Hussey, as an estate by the entireties, with a 25% interest; F. Desmond Hussey III with a 25% interest; Sean M. Hussey with a 25% interest; and Anne C. Hussey with a 25% interest.

     The shares held by Magnetic Scans, Inc. were acquired from New England MRI, Inc. New England MRI is incorporated as a Florida corporation entirely owned by Robert J. Swanson. The shares owned by New England MRI, Inc. were acquired as follows: 1,330,000 shares (pre-reverse 1 for 3 split) acquired directly from Medical Resources, Inc. as consideration for the sale of two MRI centers located in Fort Myers, Florida. New England MRI transferred the above referenced shares to Magnetic Scans, Inc. in return for the extinguishment of a note from New England MRI and is sole shareholder to Magnetic Scans, Inc. Said note was in consideration of an asset purchase by New England MRI of two MRI centers located in Fort Myers, Florida.

ITEM 4.     PURPOSE OF THE TRANSACTION

     The aforementioned securities were acquired for investment purposes only. The registrant believes that the company is poised to make excellent gains in profitability. However, the Reporting Person remains concerned as to the events which took place towards the end of 1997. Accordingly, the Reporting Person and related parties are examining all of their options with respect to the possibility of taking actions which they believe will enhance shareholder value. Such actions could include bringing or participating in a shareholder derivative action or instituting independent litigation, encouraging, participating in or leading a proxy contest to change the membership of the Company's Board of Directors, and/or encouraging, participating in or making a tender offer to acquire control of the Company. Any of such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Person and related parties also retain the right to purchase or otherwise acquire additional shares of the Common Stock or to sell or otherwise dispose of shares of Common Stock owned by them on open market, privately negotiated transactions, or otherwise.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     The HHH Investment Limited Partnership would be deemed to be the beneficial owner of 443,333.33 shares (post-reverse split) of common stock of the company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The individuals who are the limited partners of the reporting person are also the sole share holders of the MRI Center of Jacksonville, Inc. The MRI Center of Jacksonville is the owner of 71,666.67 shares of common stock of the company acquired out of this sale of an MRI center in Jacksonville, Florida to the company. These shares are not included in the aggregate amount listed in Row 11.

     The individuals who are the limited partners of the reporting person are also the sole share holders of the Coral Way MRI, Inc., a Florida corporation. Coral Way MRI is the owner of 30,747.67 shares of unregistered common stock of the company acquired out of this sale of an MRI center in Miami, Florida to the company. These shares are not included in the aggregate amount listed in Row 11.

     The individuals who are the limited partners of the reporting person are also the sole share holders of the Magnetic Scans, Inc. Magnetic Scans, Inc. is the owner of 25,093.67 shares of unregistered common stock of the company acquired out of this sale of an MRI center in Port Charlotte, Florida to the company. These shares are not included in the aggregate amount listed in Row 11.

     Francis D. Hussey, Jr., the president of the general partner of the reporting person and also a limited partner of the reporting person, is the trustee and is a beneficiary of the Francis D. Hussey, Jr. Pension Plan. The Francis D. Hussey, Jr. Pension Plan is the owner of 16,666.67 shares of common stock of the company. These shares were acquired on the open market with outside funds. These shares are not included in the aggregate amount listed in Row 11.

     Francis D. Hussey, Jr., individually, is the owner of 33,333.33 shares of common stock of the company. These shares were acquired on the open market with outside funds. These shares are not included in the aggregate amount listed in Row 11.

     Francis D. Hussey, Jr., and Mary Pat Hussey, as an estate by the entireties, are the owner of 50,000.00 shares of common stock of the company. These shares were acquired on the open market with outside funds. These shares are not included in the aggregate amount listed in Row 11.

     Anne C. Hussey-Battaglia, a limited partner of the reporting person, is the owner of 666.67 shares of common stock of the company. These shares were acquired on the open market with outside funds. These shares are not included in the aggregate amount listed in Row 11.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      1.    None.

                                                               Page 5 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             /s/ Francis D. Hussey, Jr.
Date: March 1, 1999                         --------------------------------
                                            President, HHH Investments Corp.
                                            General Partner
                                            HHH Investments Limited Partnership